February 13, 2017

VIA EDGAR

Division of Corporate Finance

Mail Stop 3233

United States Securities & Exchange Commission

100 F Street North East

Washington, D.C. 20549-3561

Att: Coy Garrison - Special Counsel Office of Real Estate and Commodities

Re:	Omagine, Inc.

Post-Effective Amendment to Form S-1

Filed February 6, 2017

File No. 333-199383

Dear Mr. Garrison:

On behalf of Omagine, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission contained in the Staff letter dated February 10, 2017 addressed to Mr. Frank J. Drohan, the Company’s Chief Executive Officer, with respect to the above referenced filing. We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter.

General

1.	We note your response to comment 1 of our prior letter that a single sale occurred during the period from May 2016 through the present. Please clarify whether there were any offers or sales made during the time period from October 2015 through January 2016.

Response:

No offers or sales were made during the time period from October 2015 through January 2016.

2.	We note your revised disclosure on page 12 that “a sale under this registration statement occurred during a period when, based on interpretations of applicable Securities Act provisions by the staff of the SEC, the registration statement was not effective.” However, we note that the registration statement was effective at the time of the sale. Rather, there appears to not have been a valid Section 10(a) prospectus given that the sale occurred during a time period in which your prospectus, which was being used more than nine months after the effective date of the registration statement, included audited financial statements older than sixteen months. Please revise your risk factor to more precisely describe the facts surrounding the use of your prospectus during the relevant time periods, and to address how the failure to make certain filings affected your compliance with Section 5.

Response:

The risk factor has been revised in accordance with the Staff’s comment.

61 Broadway | New York, NY | 10006

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM

3.	Please expand upon your risk factor disclosure to state the number of shares sold pursuant to the sale in question. Please also discuss the remedy that would apply to the purchaser of such shares.

Response:

The risk factor has been expanded to state the number of shares sold and the remedy that would apply to the purchaser of such shares.

4.	Please tell us when you intend to update your prospectus with audited financial statements as of December 31, 2016.

Response:

The Company intends to update the prospectus with updated financial statements as of December 31, 2016, by April 30, 2017.

The Company appreciates your timely consideration of this response letter and the Company’s amended filing. Please do not hesitate to contact the undersigned with any questions or comments.

Very truly yours,

/s/ Jeff Cahlon

cc:	Frank J. Drohan

61 Broadway | New York, NY | 10006

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM